EXHIBIT 21

GENSYM CORPORATION

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Gensym International Corporation	Delaware

Gensym Securities Corporation	Massachusetts

Gensym FSC	U.S. Virgin Islands

Gensym Holding Company	Delaware

Gensym B.V.	The Netherlands

Gensym GmbH	Germany

Gensym S.A.	France

Gensym Ltd.	United Kingdom

Gensym Srl.	Italy

Gensym MENA	Tunisia

Gensym AB	Sweden

Gensym Japan Corporation	Japan

Gensym Asia Pacific Pte, Ltd.	Singapore